SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

FUNDTECH LTD.
(Name of Subject Company)

FUNDTECH LTD.
(Name of Persons Filing Statement)

Ordinary Shares, par value 0.01 New Israeli Shekels per share
(Title of Class of Securities)

M47095100

(CUSIP Number of Class of Securities)

Joseph Aluenti
Executive Vice President & General Counsel
Fundtech Corporation
30 Montgomery Street, Suite 501
Jersey City, NJ 07302-3821
Tel: 201-946-1100

With a copy to:

Richard H. Gilden, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Tel: 212-715-9486

(Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Item 1.   Subject Company Information

The name of the subject company is Fundtech Ltd., a company organized and existing under the laws of the State of Israel (the “Company”), and the address of the principal executive offices of the Company is 12 Ha’hilazon Street, 5th Floor, Ramat-Gan, Israel 52522, and its telephone number at this address is +972-3-611-6500.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”).   As of February 22, 2008, there were 15,591,241 issued and outstanding shares of the Company.

Item 2.  Identity and Background of Filing Person

This Statement relates to the cash tender offer by Clal Industries and Investments Ltd., a company organized and existing under the laws of the State of Israel (the “Purchaser”), offering to purchase up to 2,338,686 of the outstanding Ordinary Shares at a price of US $12.50 per share, net to the seller (subject to withholding taxes, as applicable), in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2008 and the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the “Offer”).  The address of the principal executive offices of the Purchaser is 3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv 67023, Israel.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements

There are no material agreements, arrangements or understandings nor any actual or potential conflicts of interest between the Company, its executive officers, directors or affiliates and the Purchaser and its affiliates.

As a result of the Purchaser’s beneficial ownership of approximately 42.9% of the Company’s issued and outstanding shares, the Purchaser may be deemed to exert substantial influence over the Company.

Item 4.  The Solicitation or Recommendation

The Company’s board of directors (the “Board”) has decided to refrain from expressing an opinion on the advisability of the Offer for the following reasons:

I.           The Board does not currently have a recent external valuation of the Company.  In light of the current volatility of the capital markets and the short timeframe available to the Board for the review of the advisability of the Offer pursuant to the Israeli Tender Offer Regulations and SEC Rule 14D-9, it is unfeasible to obtain the comprehensive and definitive external valuation of the Company necessary to form a basis for a recommendation.

II.           The Board believes that a shareholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder's particular circumstances. The Board believes that each shareholder should review the Offer, consult with such holder’s financial and tax advisors and make an independent determination.

After making reasonable enquiry, no executive officer, director, affiliate (other than the Purchaser) or subsidiary of the Company currently intends to participate in the Offer.

Item 5.   Person/Assets Retained, Employed, Compensated or Used.

None.

Item 6.  Interest in Securities of the Subject Company.

Neither the Company nor any of its officers, directors, affiliates or subsidiaries have effected any transactions in Ordinary Shares during the past 60 days except for transactions in the open market made in the ordinary course of business by provident funds, mutual funds, pension funds, insurance policies and/or similar financial bodies, which are managed by companies controlled by the Purchaser.

Item 7.  Purposes of the Transaction and Plans or Proposals.

No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) any tender offer for or other acquisition of the Company's securities; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first sentence of this Item 7 above.

Item 8. Additional Information.

Not applicable.

Item 9. Exhibits.

(a) None.
(e) None.
(g) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2008

            Fundtech, Ltd.

                                                                         By: /s/ Joseph Aluenti
                                 Name: Joseph Aluenti
                                                 Title:   Executive Vice President and General Counsel